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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

BALTEK CORPORATION (Name of Issuer)
Common Stock, par value $1.00 per share (Title of Class of Securities)
058822107 (CUSIP Number)
Jacques Kohn, 10 Fairway Court, Northvale, New Jersey 07647 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 5, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 263572109	13D	Page 2 of 11 pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Jacques Kohn

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions): Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

(6)	Citizenship or Place of Organization: U.S.A.

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,072,007*
PERSON WITH
	(9)	Sole Dispositive Power 469,565

	(10)	Shared Dispositive Power 47,057+

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,072,007*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

(13)	Percent of Class Represented by Amount in Row (11) 46.1%

(14)	Type of Reporting Person (See Instructions): IN

*
Subject to the conditions set forth in Items 4 and 5 of this Statement

+
Jacques Kohn is a co-trustee of the Bernard Kohn Irrevocable Descendants Trust

CUSIP No. 263572109	13D	Page 3 of 11 pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Jean Kohn

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions): Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

(6)	Citizenship or Place of Organization: U.S.A.

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,072,007*
PERSON WITH
	(9)	Sole Dispositive Power 469,565

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,072,007*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

(13)	Percent of Class Represented by Amount in Row (11) 46.1%

(14)	Type of Reporting Person (See Instructions): IN

*
Subject to the conditions set forth in Items 4 and 5 of this Statement

CUSIP No. 263572109	13D	Page 4 of 11 pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Bernard Kohn Revocable Living Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions): Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

(6)	Citizenship or Place of Organization: New York

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,072,007*
PERSON WITH
	(9)	Sole Dispositive Power 85,820

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,072,007*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

(13)	Percent of Class Represented by Amount in Row (11) 46.1%

(14)	Type of Reporting Person (See Instructions): OO

*
Subject to the conditions set forth in Items 4 and 5 of this Statement

CUSIP No. 263572109	13D	Page 5 of 11 pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Bernard Kohn Irrevocable Descendants Trust

(2)	Check the Appropriate Box if a Member of a Group (See instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions): Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

(6)	Citizenship or Place of Organization: New York

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,072,007*
PERSON WITH
	(9)	Sole Dispositive Power 47,057

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,072,007*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

(13)	Percent of Class Represented by Amount in Row (11) 46.1%

(14)	Type of Reporting Person (S33 Instructions): OO

*
Subject to the conditions set forth in Items 4 and 5 of this Statement

CUSIP No. 263572109	13D	Page 6 of 11 pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Bernard Kohn

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☒
(b) ☐

(3) SEC Use Only

(4)	Source of Funds (See Instructions): Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

(6)	Citizenship or Place of Organization: U.S.A.

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,072,007*
PERSON WITH
	(9)	Sole Dispositive Power 85,820+

	(10)	Shared Dispositive Power 47,057**

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,072,007*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

(13)	Percent of Class Represented by Amount in Row (11) 46.1%

(14)	Type of Reporting Person (See Instructions): OO

*
Subject to the conditions set forth in Items 4 and 5 of this Statement

+
Bernard Kohn is the sole trustee of the Bernard Kohn Revocable Living Trust

**
Bernard Kohn is a co-trustee of the Bernard Kohn Irrevocable Descendants Tust

CUSIP No. 263572109	13D	Page 7 of 11 pages

        Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 2, 1991 (the "Schedule"). This Amendment No.1 (the "Statement") amends and supplements the Schedule, relating to the common stock, par value $1.00 per share ("Common Stock") of Baltek Corporation, a Delaware corporation (the "Company").

        The Schedule is hereby amended and restated to read in its entirety as follows:

Item 1. Security and Issuer

  (a)
  Name of Issuer:

  Baltek Corporation

  (b)
  Address of Issuer's Principal Executive Offices:

  10 Fairway Court, Northvale, New Jersey 07647

  (c)
  Title and Class of Securities:

  Common Stock

Item 2. Identity and Background

  (a)
  Name:

    This Statement is being jointly filed on behalf of Jacques Kohn, Jean Kohn, Bernard Kohn, the Bernard Kohn Revocable Living Trust (the "Living Trust") and the Bernard Kohn Irrevocable Descendants Trust (the "Descendants Trust" and together with the Living Trust, the "Bernard Kohn Trusts") (each of the foregoing persons and entities a "Reporting Person" and collectively, the "Reporting Persons"). The Bernard Kohn Trusts were established by Bernard Kohn for the benefit of Bernard Kohn (in the case of the Living Trust) and his children (in the case of the Descendants Trust). Bernard Kohn is the sole trustee of the Living Trust, having full voting and dispositive power in connection with the shares of Common Stock held thereby, subject to agreements referenced in Item 4 hereof. Bernard Kohn and Jacques Kohn are co-trustees of the Descendants Trusts, sharing dispositive power in connection with the shares of Common Stock held thereby, subject to agreements referenced in Item 4 hereof.

    Information with respect to the Reporting Persons is given solely by the respective Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is being filed on behalf of such Reporting Person. A written agreement relating to the joint filing of this Statement is attached hereto as Exhibit 99.1, and by this reference thereto is made a part hereof.

  (b)
  Address:

    The address for Jacques Kohn, Jean Kohn and Bernard Kohn (collectively, the "Kohns") is:

    c/o Baltek Corporation
    10 Fairway Court
    Northvale, New Jersey 07647

CUSIP No. 263572109	13D	Page 8 of 11 pages

    The address for the Bernard Kohn Trusts is:

    c/o Herzfeld & Rubin, P.C.
    40 Wall Street
    New York, NY 10005

  (c)
  Present Principal Occupation or Employment:

    Jacques Kohn is the President and Chief Executive Officer of the Company; Jean Kohn is an Executive Vice President of the Company; Bernard Kohn is an architect.

  (d)
  Record of Convictions:

    During the last five years, none of the Reporting Persons have been convicted of a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

  (e)
  Record of Civil Proceedings:

    During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  Citizenship:

    Each of the Kohns is a citizen of the United States of America. Each of the Bernard Kohn Trusts is a New York trust.

Item 3. Source and Amount of Funds or Other Consideration

        No payments are required to be made by the Reporting Persons.

Item 4. Purpose of Transaction

        On March 5, 2001, a re-purchase agreement (the "Repurchase Agreement") was executed by and among the Company and the Kohns, which provided in part, for the (i) termination of the voting trust agreement, dated May 25, 1991, by and among the Kohns, (ii) purchase by the Company of the shares of Common Stock held by Bernard Kohn by the Company in five equal installments commencing on March 5, 2001 and continuing each year thereafter on or about the first of January for four years, and (iii) voting of all the shares of Common Stock held by the Kohns as a single unit based on a majority vote of the Kohns.

        On March 5, 2003, the Company, Alcan Inc., a Canadian corporation ("Alcan") and Alcan Balcorp, Inc., a Delaware corporation and wholly-owned subsidiary of Alcan (the "Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for, among other things, a merger (the "Merger") that, if and when consummated, will result in the Company becoming a wholly-owned subsidiary of Alcan. Upon consummation of the Merger, which is subject to the approval of the Company's shareholders, the receipt of regulatory approvals and the satisfaction or waiver of various conditions precedent, each issued and outstanding share of the Company's Common Stock will be converted into, and become exchangeable for, the right to receive approximately $15.17 in cash.

        Contemporaneously with the execution of the Merger Agreement, as a further inducement for Alcan and the Merger Sub to enter into the Merger Agreement and to facilitate and increase the likelihood that the Merger will be consummated, the Reporting Persons entered into a voting agreement with Alcan (the "Voting Agreement"). Subject the qualifications set forth in Item 5 hereof, the Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 1,072,007 shares of the issued and outstanding Common Stock of the Company (aggregately, the "Reporting Persons' Shares"). Based on a total of 2,323,944 issued and outstanding shares of Common Stock of the Company, as noted in the Merger

CUSIP No. 263572109	13D	Page 9 of 11 pages

Agreement, the Reporting Persons' Shares represent approximately 46.1% of the Company's issued and outstanding Common Stock.

        Pursuant to the Voting Agreement, each of the Reporting Persons agreed to vote, and has granted Alcan an irrevocable proxy to vote, all of his or its shares of Common Stock (a) to approve the Merger Agreement and the Merger and (b) against (i) approval of a competing Acquisition Proposal (as such term is defined in the Merger Agreement), (ii) any change in the membership of the Company's Board of Directors (the "Board") unless approved in advance by at least a majority of the current members of the Board, or (iii) any other action or proposal that would impede, delay or adversely affect the transactions contemplated in the Merger Agreement. The Voting Agreement further provides for certain other restrictions on the sale or other transfer of the Reporting Persons' Shares, as well as certain restrictions on the actions of the Reporting Persons and their agents with respect to an Acquisition Proposal.

        None of the Reporting Persons have any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Merger Agreement, Voting Agreement and Repurchase Agreement, the Reporting Persons may determine at a future date to adopt plans or intentions different from those set forth herein.

        Any and all discussions in this Statement, including this Item 4, in connection with the foregoing agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, Voting Agreement and Repurchase Agreement, the terms of each of which are incorporated herein by reference to Exhibits 2.1, 99.2 and 10.7, respectively, hereto.

Item 5. Interest in Securities of the Issuer

  (a)
  The responses of each of the Reporting Persons to sections 11 and 13 of the respective cover pages of this Statement relating to beneficial ownership are incorporated herein by this reference thereto.

        The Reporting Persons' beneficial ownership of the shares of Common Stock referred to herein is reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares of Common Stock referred to herein as a result of the Repurchase Agreement and Voting Agreement described in Item 4 hereof. Except as to the 469,565 shares of Common Stock directly held by each of Jacques Kohn and Jean Kohn and the 85,820 and 47,057 shares of Common Stock directly held by the Living Trust and Descendants Trust, respectively, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he/it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

        As set forth in Item 4 hereof, the Reporting Persons are subject to the Voting Agreement and Repurchase Agreement and, accordingly, may be deemed to constitute a "group" for purposes of Rule 13d-5 under the Act. Notwithstanding the foregoing, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that they constitute a group for purposes of Section 13(d) of the Act, or for any other purpose, and such group status is expressly disclaimed.

  (b)
  In connection with voting and dispositive powers, the responses of each of the Reporting Persons in Sections 7, 8, 9 and 10 of their respective cover pages of this Statement are incorporated herein by this reference thereto.

  (c)
  Except as set forth in this Statement, none of the Reporting Persons have been a party to any transactions in any of the shares of Common Stock that are the subject of this Statement during the past sixty days.

  (d)
  No other person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any of the Reporting Persons.

CUSIP No. 263572109	13D	Page 10 of 11 pages
  (e)
  In the event of the consummation of the Merger, the Reporting Persons will each cease to be the beneficial owners of more than five (5%) percent of the class of securities referenced herein, and upon such occurrence none of the Reporting Persons shall thereafter be required to file with the Commission any further amendment(s) to this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Reference is made to Items 2(a) and 4 above and the agreements and other material incorporated herein by reference thereto.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger among Baltek Corporation, Alcan Inc. and Alcan Balcorp, Inc., dated as of March 5, 2003 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on March 7, 2003).
99.1	Joint Statement Agreement, dated as of March 31, 2003, among Jacques Kohn, Jean Kohn, Bernard Kohn, the Bernard Kohn Revocable Living Trust and the Bernard Kohn Irrevocable Descendants Trust.
99.2	Voting Agreement, dated as of March 5, 2003, among Alcan Inc., Jacques Kohn, Jean Kohn, the Bernard Kohn Revocable Living Trust and the Bernard Kohn Irrevocable Descendants Trust (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Company on March 7, 2003).
10.7	Agreement, dated March 5, 2001, among Baltek Corporation and Jacques Kohn, Jean Kohn and Bernard Kohn (incorporated by reference to Exhibit 10.7 of the Annual Report on Form 10-K filed by the Company on March 30, 2001).

CUSIP No. 263572109	13D	Page 11 of 11 pages

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 31, 2003

/s/ JACQUES KOHN

Jacques Kohn
/s/ JEAN KOHN

Jean Kohn
/s/ BERNARD KOHN

Bernard Kohn
BERNARD KOHN REVOCABLE LIVING TRUST
By:	/s/ BERNARD KOHN

Bernard Kohn, Trustee
BERNARD KOHN IRREVOCABLE DESCENDANTS TRUST
By:	/s/ BERNARD KOHN

Bernard Kohn, Trustee

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